UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 22, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2006

4.

Form of Proxy

5.

Supplemental Mailing List Return Card

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MAY 22, 2006

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5 on Thursday June 28, 2007 at the hour of 3:00 o’clock in the afternoon (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2006, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

1.

To consider and approve the reservation of an additional 1,467,123 common shares of the Corporation (“common shares”) for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan and certain changes regarding the administration of the Plan relating to the issuance of options under the Plan; and

2.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2006, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The Board of Directors has fixed the close of business on May 24, 2007 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The Board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

DATED at Toronto this 11th day of May 2007.

By Order of the

Board of Directors

/s/ Albert Wahbe

Albert Wahbe

Chairman and Chief Executive Officer

Attachments:

Management Information Circular

2006 Annual Report

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY JUNE 28, 2007

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the “Corporation”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.

The Corporation may also pay brokers or other persons holding common shares of the Corporation (“common shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder of the Corporation (a “shareholder”) has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in any case, common shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2006 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;

or

(b)

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Certain directors and executive officers of the Corporation may have certain interests in the matters to be acted upon at the Meeting.  More specifically, the directors and officers of the Corporation may receive options to purchase common shares, which options will be made available under the Plan (as defined below).  The number and availability of such option grants will be facilitated by the increase in the maximum number of common shares available for issuance under the Plan as proposed below.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 10, 2007, the Corporation had 34,463,255 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services Inc. within the time specified herein, to attend and vote thereat by proxy the common shares held by them.

The Corporation has fixed May 24, 2007, as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of common shares at the close of business on the record date.  Each holder of voting common shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the common shares shown opposite his name on the list except to the extent that; (a) the shareholder has transferred any of the shareholder’s common shares after the date on which the list was prepared; and (b) the transferee of those common shares produces properly endorsed share certificates or otherwise establishes that the transferee owns such common shares and demands not later than ten (10) days before the Meeting or any adjournments thereof that the transferee’s name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote those common shares at the Meeting or any adjournments thereof.

To the knowledge of the directors and executive officers of the Corporation, except as noted below, there are no persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Albert Wahbe, Chairman of the Corporation as of July 2006 and Chief Executive Officer of the Corporation as of April 2007, owns 4,700,000 common shares and warrants to purchase up to 4,600,000 common shares representing as of December 31, 2006 approximately 24.5% of the issued and outstanding common shares of the Company (assuming the exercise of all such warrants).  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC currently hold 4,639,462 common shares and warrants to purchase up to 966,667 common shares.  Upon exercise of all of the common share purchase warrants, Mr. Wigdale and Lakefront Partners, LLC would hold 5,606,129 common shares or 15.8% of the outstanding shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2006 and the report of the auditors thereon accompany this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of five (5) directors.  The number of directors to be elected at the Meeting has been fixed at five (5) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated.

The statement as to the common shares beneficially owned or over which the nominees for election as directors exercise control or direction hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

#

Name and Present Principal Occupation	Position with the Corporation	Director Since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Albert Wahbe (4) Chairman and Chief Executive Officer Ontario, Canada	Chairman CEO	2006	4,700,000
Ravi Chiruvolu (1)(2)(3)(5) General Partner, Top Shelf Capital California, USA	Director	2006	141,667
Greg Milavsky (1)(2)(6) Senior Managing Director of Canterbury Park Management Inc. Ontario, Canada	Director	2007	Nil
Philippe Tardif (1)(3)(7) Partner, Borden Ladner Gervais LLP Ontario, Canada	Director	2007	Nil
James B. Wigdale, Jr. (3)(8) Principal, Lakefront Partners, LLC Wisconsin, USA	Director	2005	4,639,462(9)

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Wahbe has served as a Director and Chairman since July 2006 and CEO since April 2007.  From 1979 to June 2006, Mr. Wahbe was at Scotiabank and was Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank's Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.

(5)

Mr. Chiruvolu has served as a Director since July 2006.  Mr. Chiruvolu is a General Partner with Top Shelf Capital, which is a technology fund that focuses primarily on microcap public companies.  From 2000 to June 2005, Mr. Chiruvolu was Managing Director of Charter Venture Capital.

(6)

Mr. Milavsky has served as a Director since April 2007.  Mr. Milavsky is currently Senior Managing Director of Canterbury Park Management Inc., a private equity firm.  From July 2000 to February 2006, Mr. Milavsky was Managing Director and Group Head of Scotibank Private Equity Investments.

(7)

Mr. Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  Prior to 2006, Mr. Tardif was a partner at the law firm Lang Michner LLP.

(8)

Mr. Wigdale has served as a Director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1988 and is the firm’s Chief Investment Officer.

(9)

Includes 3,909,462 common shares held by Lakefront Partners, LLC an affiliated entity of Mr. Wigdale.

As at the date of this Circular, the directors and executive officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or direction over approximately 9,816,439 common shares, representing approximately 28.5% of the issued and outstanding common shares of the Corporation.  The direct and indirect holdings of common shares by Mr. Wahbe represent approximately 13.6% of the issued and outstanding common shares.  The direct and indirect holdings of Mr. Wigdale represent approximately 13.5% of the issued and outstanding common shares.

A.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors of the Corporation.  KPMG LLP were appointed as the auditors of the Corporation on August 29, 2000.  From March 1, 1999 to August 29, 2000 Ernst & Young LLP were the Corporation’s auditors.  Unless a shareholder directs that the shareholder’s common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next Annual Meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration.

The only fees paid to KPMG LLP were audit fees.  KPMG LLP billed the Corporation $169,000 in fiscal 2006 ($145,000 in fiscal 2005) for professional services rendered for the audit of the annual consolidated financial statements and services that are normally provided in connection with statutory and regulatory filings.

D.

Amendment to Stock Option Plan

It is important for the Corporation to be able to compensate its directors, officers, employees and consultants at a level and in a manner that ensures that they are motivated and that their interests are aligned with those of the Corporation and its shareholders.  Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan dated May 15, 2000 (the “Plan”).

Under the Plan, the maximum number of common shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant.  Moreover, the maximum number of common shares which may be issued to any one insider and such insider’s associates under the Plan and any other share compensation arrangement in any twelve (12) month period is five percent (5%) of the common shares outstanding at the date of the issuance.  The maximum number of common shares which may be issued to all insiders as a group under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance.  No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of April 30, 2007, an aggregate of 3,132,877 common shares had been purchased or options with respect thereto had been granted under the Plan, and all prior stock option plans of the Corporation.  Shareholders will be asked at the Meeting to approve the reservation of an additional 1,467,123 common shares for issuance under the Plan resulting in a total of 4,600,000 common shares being reserved for issuance under the Plan.  On May 2, 2007, the Board of Directors adopted, subject to shareholder approval, certain amendments to the Plan to provide for this reservation.

Shareholders will also be asked to approve at the Meeting amendments to the Plan to provide that:(i) the Compensation Committee be authorized to take all actions permitted or required to be taken by the Board under the Plan, and (ii) to provide the Board of Directors or the Compensation Committee the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

Approval of the proposal to amend the Plan requires the affirmative vote of a majority of the common shares present and entitled to vote at the Meeting.  A copy of the Plan is available in our filings with EDGAR at www.sec.gov.  The text of the resolution proposed to be submitted to shareholders at the Meeting is listed below.

Summary description of the Plan

General

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 3,900,000 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan.  The common shares reserved for issuance under the Plan on May 20, 2005 were registered pursuant to a Registration Statement filed by the Corporation on Form S-8.  As of April 30, 2007, options to purchase an aggregate of 1,775,301 common shares, at exercise prices ranging from $0.40 to $6.10 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Eligibility

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

Administration

The Board of Directors administers the Plan.  Grants of 50,000 options or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of the options in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  Subject to approval of the amendment at the Meeting, the Compensation Committee will have the authority to take all actions under the Plan on behalf of the Board of Directors.  In addition, subject to approval at the Meeting, the Board of Directors or the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

Grant of Option: Vesting

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder will be able to exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the common shares on the trading day immediately preceding the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

Adjustments

In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of common shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation’s capitalization.  The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to shareholders or any acquisition of common stock or assets or other similar change.  The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors.  In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation’s assets, which is effected in such a way that shareholders are entitled to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for such common shares, the Board of Directors may substitute the per share amount of such shares, securities or assets for shares upon any subsequent exercise of any option.

Termination

The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.  No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect.  Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

Transferability

Options may be transferable as provided in any option agreement entered into between the Corporation and any option holder.  It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the option agreement.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the reservation of additional common shares for issuance under the Plan.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the reservation of an additional 1,467,123 common shares, the persons named in the enclosed form of proxy intend to vote for such reservation.  Approval of this proposed reservation would give the Board of Directors authority to reserve such common shares at any time it determined prior to December 31, 2007.  In addition, approval of this proposed share issuance would also give the Board of Directors authority to decline to implement such proposed reservation prior to such date or at all.

RESOLUTION OF SHAREHOLDERS APPROVING AMENDMENT TO

THE DIVERSINET CORP. AMENDED AND RESTATED STOCK OPTION PLAN

1.

The amendment to the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”) to increase the maximum number of common shares of the Corporation which may be issued for all purposes at any time pursuant to the Plan from 3,900,000 to 4,600,000, as more particularly described in the Corporation’s management information circular dated May 11, 2007, is authorized and approved.

2.

The following amendments to the text of the Plan be and they are hereby authorized and approved:

(i) include in the definition of “Board” a reference to Compensation Committee (in lieu of Executive Committee) such that the Compensation Committee be authorized to take all actions permitted or required to be taken by the Board under the Plan, and

(ii) amend section 3.1 of the Plan to provide that the Board (which term shall include the Compensation Committee) shall have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

3.

Notwithstanding the approval of this resolution by the shareholders of the Corporation, the Board of Directors of the Corporation is authorized to revoke this resolution at any time prior to the amendment of the Plan and may abandon the amendment of the Plan without further approval of the shareholders of the Corporation if it determines in its discretion that it would be in the best interests of the Corporation to do so.

4.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended December 31, 2006, December 31, 2005, and December 31, 2004 from the Corporation by its Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total salary and bonus exceeded Cdn$150,000.  The Corporation has determined that it had a total of five Named Executive Officers during the fiscal year.

Summary Compensation Table

(Shown in Canadian dollars)

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus(6) ($)	Other Annual Compensation	Securities Under Options granted (#)	All Other Compensation ($)
Nagy Moustafa (1) Chief Executive Officer	2006 2005 2004	220,000 220,000 220,000	120,000 20,000 63,667	3,750 6,000 6,000	50,000 - 271,000	- - -
David Hackett (2) Chief Financial Officer	2006 2005 2004	180,000 180,000 165,000	- 5,000 27,750	3,000 4,800 4,800	25,000 200,000 -	- - -
David Annan (3) Chief Technology Officer	2006 2005	188,333 159,273	- -	2,250 3,580	50,000 110,000	- -
John Couse(4) Senior Vice President, Sales and Business Development	2006 2005 2004	150,000 137,290 -	6,343 5,600 -	- - -	10,000 50,000 -	- - -
Stuart Vaeth(5) Chief Security Officer	2006 2005 2004	163,151 135,000 96,515	66,038 - 15,000	- - -	30,000 90,000 100,000	- - -

(1)

On January 3, 2005 Nagy Moustafa ceased to serve as President.  On April 11, 2007 Mr. Moustafa ceased to serve as the Chief Executive Officer.  See “Management Employment Contracts”.

(2)

David Hackett was appointed Chief Financial Officer of the Corporation on March 26, 2002.  See “Management Employment Contracts”.

(3)

David Annan was appointed Chief Technology Officer of the Corporation on January 3, 2005.  See “Management Employment Contracts”.

(4)

John Couse was appointed Senior Vice President, Sales and Business Development of the Corporation on January 3, 2005.  See “Management Employment Contracts”.

(5)

Stuart Vaeth was appointed Chief Security Officer of the Corporation on April 5, 2004.  See “Management Employment Contracts”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the Board of Directors on the recommendations of the Compensation Committee.  Bonuses are paid in the fiscal year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.

Option Grants in the Year Ended December 31, 2006

Details of options granted to each Named Executive Officer during the year ended December 31, 2006 are as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price /Security $	Market Value of Securities Underlying Options on the Date of Grant/Security - $	Expiration Date(1)
Nagy Moustafa Chief Executive Officer	50,000	12.5	0.40	20,000	January 13, 2011
David Hackett Chief Financial Officer	25,000	6.2	0.40	10,000	January 13, 2011
David Annan Chief Technology Officer	50,000	12.5	0.40	20,000	January 13, 2011
John Couse SVP, Sales and Business Development	10,000	2.5	0.40	4,000	January 13, 2011
Stuart Vaeth Chief Security Officer	30,000	7.5	0.40	12,000	January 13, 2011

(1)

Pursuant to the Plan, unexercised options are subject to early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee’s retirement or death.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Details of aggregate number of options exercised by each Named Executive Officer during the year ended December 31, 2006 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:

#

Name	Securities Acquired on Exercise #	Aggregate Value Realized	Unexercised Options at December 31, 2006 (#) exercisable/unexercisable	Value of Unexercised in-the-money Options at December 31, 2006 $ exercisable/unexercisable (1)
Nagy Moustafa Chief Executive Officer	-	-	489,750/31,250	192,698/16,563
David Hackett Chief Financial Officer	-	-	281,250/18,750	110,863/9,938
David Annan Chief Technology Officer	-	-	117,500/42,500	62,275/22,525
John Couse SVP, Sales and Business Development	-	-	47,500/12,500	25,175/6,625
Stuart Vaeth Chief Security Officer	-	-	175,833/44,167	49,025/14,575

(1)

Based on a closing market price of $0.93 per common share on December 31, 2006 on the OTC Bulletin Board (the last trading day in the fiscal year of the Corporation).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2006, details regarding compensation plans under which equity securities of the Corporation are authorized for issuance:

#

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	2,174,349	0.83	1,530,778
Equity compensation plans not approved by shareholders	-	-	-
Total	2,174,349	0.83	1,530,778

Other Compensation Matters

There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2006.  There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, executive officers or directors of the Corporation is indebted to the Corporation.

Management Employment Contracts

Albert Wahbe, Chief Executive Officer as of April 2007, is employed pursuant to a written consulting agreement, effective April 2, 2007, which provides for an annual base compensation of 300,000 Diversinet common shares, bonus of up to 200,000 Diversinet common shares and reimbursement of Cdn$48,000 per annum in personal expenses.  The agreement is renewable after one year at the discretion of the Board and may be terminated after June 30, 2007 upon 90 days notice.  The agreement also contains certain non-disclosure provisions.

Nagy Moustafa, Chief Executive Officer at December 31, 2006 was employed pursuant to a written employment contract dated September 15, 2004, replacing an employment contract effective September 29, 1997 as amended on October 1, 2002.  The contract provided an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  The contract provided for payment of twenty-four (24) months’ salary and bonus upon termination of employment, and payment of thirty-six (36) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The agreement also contained certain non-competition and non-disclosure provisions.  On April 11, 2007 Mr. Moustafa ceased to serve as the Corporation’s Chief Executive Officer and received settlement and release compensation of $512,000, he exercised options to acquire an aggregate of 421,000 common shares and entered into a six month consulting arrangement compensating him at Cdn$12,000 per month plus potential commissions relating to new sales.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective January 1, 2005, replacing an employment agreement effective March 26, 2002, as amended, which provides for an annual base salary of Cdn$180,000 and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six (6) months’ salary and bonus upon termination of employment, and payment of eighteen (18) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The employment agreement also contains certain non-disclosure provisions and is renewable annually, subject to certain termination provisions.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective April 17, 2006, replacing an employment agreement effective January 3, 2005, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change-of-control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

John Couse, Senior Vice President, Sales and Business Development, is employed pursuant to a written employment contract dated January 3, 2005 and amended on September 8, 2005 which provides for an annual base salary of Cdn$150,000 and a performance bonus consistent with standard terms and conditions in the Diversinet Sales Commission Program and payable upon the achievement of corporate objectives.  The contract provides for payment of two weeks’ salary upon termination of employment.  The employment agreement also contains certain change-of-control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions

Stuart Vaeth, Chief Security Officer, is employed pursuant to a written employment contract dated January 1, 2006, replacing an employment contract effective April 5, 2004 as amended on January 1, 2005.  The contract provides for an annual base salary of US$140,000 and a performance bonus of US$70,000, payable upon the achievement of corporate objectives.  The contract provides for payment of three months’ salary and bonus upon termination of employment.  The employment agreement also contains certain change-of-control bonuses, non-disclosure provisions and is renewable annually, subject to certain termination provisions.

Composition of the Compensation Committee

At the end of the fiscal year ended December 31, 2006 the Corporation’s compensation committee of the Board of Directors (the “Compensation Committee”) was comprised of Albert Wahbe (Chair) and Ravi Chiruvolu.  Currently, the members of the Compensation Committee are Ravi Chiruvolu (Chair) and Greg Milavsky.

Report on Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation’s senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and the granting of stock options.  Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer’s employment contract.

The Corporation’s executive compensation program may include base salary, bonus and participation in the Corporation’s stock option plans.  In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.  The Compensation Committee considers and, if thought fit, approves the issuance of options in accordance with the Corporation’s stock option plans.  Such stock option grants are dependent upon individual performance and competitive conditions.  The Corporation’s stock option plans require that the option exercise price be not less than the market price of the common shares on the date immediately prior to the date the option was granted.

Compensation of the Chief Executive Officer

The Chief Executive Officer’s compensation was paid in accordance with the terms of his employment contract (See “Management Employment Contracts”) which provided for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participated in the Plan.  In 2006 Mr. Moustafa received a bonus of Cdn$50,000 and 94,424 Diversinet common shares.

The Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining the basis for Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa was entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2006, Mr. Moustafa was granted options to acquire up to 200,000 common shares of which 150,000 were subsequently cancelled, as the vesting provisions were not realized.  The previous stock option awards to Mr. Moustafa are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Until April 11, 2007, Mr. Moustafa was an executive officer and a member of the Board and was required to absent himself from deliberations of the Board with respect to matters related to his compensation and also abstain from voting on these matters.

Submitted on behalf of the Compensation Committee:

Ravi Chiruvolu (Chair) and Greg Milavsky

Compensation of Directors

Our directors received no cash compensation during fiscal 2006 for attending meetings of the board of directors or a committee of the board of directors.  In July of 2006, Mr. Steinman and Mr. Wigdale each received 50,000 common shares and Mr. Chiruvolu and Mr. Wahbe each received 100,000 common shares in lieu of cash compensation.  Directors generally receive 50,000 common shares annually and 100,000 in their initial year.

At the time of this Circular, the Corporation is in discussions with Mr. Wigdale, a director of the Corporation pursuant to which Mr. Wigdale may be engaged under a consulting agreement to provide certain sales and business development services to the Corporation.  The terms of this agreement are still being discussed between the parties and have not been finalized.  In addition, in January 2005 Mr. Wigdale received 300,000 common shares and 300,000 share purchase warrants (each entitling the holder to purchase one common share at a price of $0.40 for a period of 3 years).  Mr. Wahbe also entered into a consulting agreement as the CEO for the Company, see Management Employment Contracts.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $72,100 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or any of its subsidiaries, any proposed nominee for election as a director or any of their respective associates is or has been indebted to the Corporation at any time during the most recently completed fiscal year other than for routine indebtedness (as defined in the Securities Act (Ontario)).

INTEREST OF INFORMED PERSONS

IN MATERIAL TRANSACTIONS

Descriptions of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation and any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries can be found at Item 7-B Related Party Transactions in the Corporation’s annual information form for the fiscal year ended December 31, 2006 filed on Form 20-F with the SEC on February 23, 2007.  This document is available on the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a securityholder of the Corporation.

STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on December 31, 2001 and ending on December 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation’s common shares.

As at December 31st	2001	2002	2003	2004	2005	2006
S&P/TSX Composite Index	100	86	107	120	147	168
Diversinet Corp.	100	25	17	7	3	8

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders.  National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators requires annual disclosure of the Corporation's corporate governance practices.  The following discussion sets out the Corporation's approach to certain aspects of corporate governance.

Composition of the Board

For the purposes of this disclosure, the applicable definition of “independent” is provided for in section 1.4 of Multilateral Instrument 52-110 (Audit Committees)(“MI 52-110”) of the Canadian Securities Administrators.  For the purposes of MI 52-110, a director is considered “independent” if he has no direct or indirect material relationship with the issuer.

The directors of the Corporation have examined these definitions and have individually considered their respective interests in and relationships with the Corporation.  As a consequence, the Board of Directors has concluded that three of the Board’s five members are “independent” within the meaning of the guidelines.  Messrs. Chiruvolu, Milavsky and Tardif are independent.  Wahbe is not independent because he is an executive officer of the Corporation.  Mr. Wigdale is not independent by virtue of his consulting agreement with the Corporation (see “Compensation of Directors and Executive Officers - Management Employment Contracts” and “- Compensation of Directors”).  In addition, Mr. Wahbe and Mr. Wigdale have significant direct and indirect interests in shares of the Corporation.  The Board of Directors considers its current size to be appropriate at the current time.  The Board of Directors believes that the presence of the Chief Executive Officer on the Corporation’s Board of Directors is key to the effective governance of the Corporation.  The knowledge and insight that this director brings to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieves the Corporation’s successful development.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.  The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.

Directorships

None of the Directors of the Corporation is a director of any other reporting issuer.

Orientation and Continuing Education

The Board of Directors has not developed any specific orientation procedures for new directors or continuing education procedures for current directors.

Code of Business Conduct and Ethics

The Corporation has adopted a written Code of Business Conduct and Ethics (the “Code”) which governs the behaviour of the Corporation’s directors, officers and employees. The Code also includes provisions required by the Sarbanes-Oxley Act that are applicable to the Chief Executive Officer, Chief Financial Officer and other senior financial officers of the Corporation.  The Board, through the Governance Committee, oversees compliance with the Code.  Any deviations from or amendments to the Code will be publicly disclosed.  The Code is accessible on the Corporation’s investor relations web page at www.diversinet.com.

Nomination of Directors

Prior to recommending nominee directors to shareholders at the Corporation's annual general meeting, the Board of Directors as a whole considers the number of directors and the skills and experience required to carry out the Board’s duties effectively.  The Board does not have a nominating committee.

Compensation

The Compensation Committee recommends to the Board of Directors the compensation for the directors and Chief Executive Officer and is discussed herein.

Assessments

The Board of Directors has not established any formal procedure to satisfy itself that the Board, its Committees and individual directors are performing effectively.

COMMITTEES

Audit Committee

The Audit Committee is comprised of three non-management directors. The Audit Committee recommends engagement of the Corporation’s independent auditors and is primarily responsible for approving the services performed by the Corporation’s independent auditors.  The Audit Committee’s responsibilities included reviewing the Corporation’s financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation’s external auditors.  The Audit Committee also has the responsibility to review, and to recommend for approval, the Corporation’s interim unaudited consolidated financial statements and annual consolidated financial statements, management’s discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board.  At December 31, 2006, the members of the Audit Committee were Mark Steinman (Chair), Albert Wahbe, Ravi Chiruvolu and James Wigdale, all of whom were non-management directors.  Currently Greg Milavsky (Chair), Ravi Chiruvolu and Philippe Tardif serve as members of the Audit Committee.

To carry out its responsibilities, the Audit Committee held four meetings during the year ending December 31, 2006.  A copy of the Audit Committee charter and certain other prescribed information is presented in the Corporations’ Annual Report on Form 20-F (see sections 16A, 16B and 16D) for the years ended December 31, 2006 and 2005 (as filed on EDGAR and SEDAR).  For further information relating to the audit committee and for a copy of its charter visit our web site at www.diversinet.com.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  At December 31, 2006, the members of the Compensation Committee were Albert Wahbe (Chair) and Ravi Chiruvolu.   Currently, the members are Ravi Chiruvolu (Chair) and Greg Milavsky.

Published industry salary data is reviewed and relied upon in the Compensation Committee’s assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Compensation Committee recognizes that the industry sector in which we operate is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel.  The Compensation Committee considers it crucial that we are assured of retaining and rewarding our top calibre executives who are essential to the attainment of our ambitious long-term, strategic goals.

For these reasons, the Compensation Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market, the Over the Counter Bulletin Board and the TSX Venture Exchange.

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash compensation should be paid commensurate with attained performance.  The executive cash compensation consists of base compensation and performance incentives.  Base salaries for executive officers are established by considering a number of factors, including operating results; the executive’s individual performance and measurable contribution to our success; and pay levels of similar positions with comparable companies in the industry.  The Compensation Committee believes that executive compensation must remain competitive for the Corporation to retain talented executives.  Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay-out of those bonuses, if any, is determined based on operating results, the executive’s measurable contribution to the Corporation’s success, and bonus levels of similar positions with comparable companies in the industry.

For the year ending December 31, 2006, the Compensation Committee recommended and approved a total of Cdn$192,000 for the Corporation’s executive team out of a potential total bonus pool of Cdn$214,000 or 80% of the potential total bonus pool.  The high percentage pay-out of executive bonuses reflects the view of the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2007 or beyond.

Stock Options

The Committee recommends executive stock options under the Plan to foster executive officer ownership of common shares, to stimulate a long-term orientation in decisions and to provide direct linkage with shareholder interests.  The Compensation Committee considers the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential common share value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are not less than the fair market value of our common shares on the date of grant.  Therefore, stock options provide an incentive to maximize our profitable growth that ordinarily, over time, should be reflected in the stock price.

Benefits

The Corporation provides benefits to the Named Executive Officers that are generally available to all our employees.

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation was paid in accordance with the terms of his employment contract (See “Management Employment Contracts”) which provided for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000.  In addition, Mr. Moustafa participated in the Plan.

The Compensation Committee did not directly base Mr. Moustafa’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa’s overall compensation.  In addition, Mr. Moustafa was entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2006, Mr. Moustafa was granted options to acquire up to 200,000 common shares of which 150,000 were subsequently cancelled as the vesting provisions were not realized.  The historical stock option awards to Mr. Moustafa are consistent with the Corporation’s compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee is comprised of two independent directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  At December 31, 2006, the members of the Governance Committee were James Wigdale (Chair) and Mark Steinman.  Currently, the members of the Governance Committee are Philippe Tardif (Chair), Ravi Chiruvolu and James Wigdale.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements for the year ended December 31, 2006 and management’s discussion and analysis for the year ended December 31, 2006 is available without charge to shareholders upon written request to the Secretary of the Corporation at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  Financial information is also provided in the Corporation’s financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2006.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED at Toronto, Ontario, the 11th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Albert Wahbe

Albert Wahbe, Chairman and CEO

#

D i v e r s i n e t

2 0 0 6  A n n u a l  R e p o r t

#

To Our Shareholders:

2006 was a milestone year for Diversinet during which the company solidified its position as a leader in mobile based strong authentication and provisioning service, highlighted by the introduction of our flagship MobiSecure Strong Authentication product suite, the adoption of our soft token technology by leading security industry OEMs, our entry into the health care industry and the continued expansion of our distribution channels.

Our significant 2006 business and product achievements included:

•

A consulting and licensing agreement valued at approximately U.S. $1 million with Blue Cross of Northeastern Pennsylvania, a major United States health insurance provider, for Diversinet’s MobiSecure Wallet and Vault to enable secure access and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devices and personal computers.

•

A licensing agreement with RSA Security to integrate Diversinet’s MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center into RSA Security’s products and services, enabling the downloading, provisioning and management of RSA Security’s mobile and PC-based soft tokens.

•

The release of Diversinet’s next-generation MobiSecure soft token and MobiSecure Authentication Service Center (MASC), the first fully automated, self-service system capable of supporting consumer-scale strong authentication rollouts for online banking, remote online access and secure e-commerce applications.

•

Albert E. Wahbe, a former senior executive at Scotiabank who successfully lead the bank’s development of Internet banking, e-commerce, wireless, telephone banking and smart card technologies, joined the Diversinet board as chairman and is taking an active role in sales and business development.  Ravi Chiruvolu, an MIT engineer, Harvard MBA and seasoned venture capitalist, also joined the board.

•

The successful completion of $5.0 million in new funding for working capital purposes and general operations through private placements in June and July. Of this funding, Diversinet’s new chairman, Albert Wahbe, personally contributed U.S. $2.76 million.

•

A reseller agreement and initial customer order with b-connect, a Hong Kong based software developer and IT services provider, for the MobiSecure Strong Authentication product, including MobiSecure software tokens, to provide secure remote employee access to internal systems for a large international healthcare services client.

•

The awarding of another new patent, now totaling 7 patents, with 17 more still pending, which improves Diversinet’s ability to monetize its intellectual property through licensing opportunities.

•

Diversinet continued to pursue new partnerships, enlisting Infosec Co., Ltd. (“SK Infosec”) to distribute Diversinet’s MobiSecure software tokens and MobiSecure Authentication Service Center provisioning service in Korea, ECONZ Wireless to integrate and extend the MobiSecure BREW client into current and future ECONZ Wireless applications for sale worldwide through ECONZ Wireless mobile carrier partners, and Oberthur Card Systems to develop a SIM-based solution that enables consumers and corporate users to employ strong authentication over the Internet using their GSM/UMTS mobile phones and networks worldwide.

As we head into 2007, we are excited by the many new opportunities being created by the rapid introduction of a broad range of powerful, connected mobile devices, including MobiSecure Wallet and Vault.  We will continue to seek new distribution partnerships, forge alliances with technology leaders and develop exciting new products and services to meet the growing needs of consumers and businesses for security in a mobile world.

I would like to again thank our shareholders, our dedicated staff and our business partners for their support over this past year.  I look forward to working together with you all to build upon on the significant gains we accomplished in 2006.

Regards,

/s/ Albert Wahbe

Albert Wahbe

Chairman and Chief Executive Officer

#

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at February 22, 2007.

Please find enclosed the Consolidated Balance Sheets as at December 31, 2006 and 2005, the Consolidated Statements of Earnings and Deficit and the Consolidated Statements of Cash Flows for the years ending December 31, 2006, 2005, and 2004, and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with Canadian generally accepted accounting principals (GAAP).  These principles conform in all material respect with U.S. GAAP except as described in Note 13 to our consolidated statements.  All financial figures are in U.S. dollars unless otherwise noted.  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The differences between line items under Canadian GAAP and those under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be less by $439,000 for the year ending December 31, 2005.  These differences relate to differences in accounting for stock-based compensation.

Overview

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and services protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy, and a rebuilding of the sales and marketing strategy of the company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (MASC) enable financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and PC users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm, and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user id and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

During the first quarter of 2006, RSA Security Inc. (the security division of EMC Corporation) entered into a license agreement under which Diversinet provided mobile device and PC-based software tokens and integrated provisioning services.  The agreement includes licensing, development and revenue-sharing components that will result when launched by RSA Security in revenues of a minimum of $2.2 million to Diversinet over three years.  Under this commercial agreement, the Diversinet MobiSecure soft token suite and Diversinet’s MobiSecure Authentication Service Center (MASC) will be integrated into RSA Security’s products and services, enabling the downloading, provisioning, and management of RSA Security’s mobile and PC-based soft tokens.  Under GAAP, the revenue from this arrangement will be recognized over its term.

In December 2006 we entered into a consulting and licensing agreement with Blue Cross of Northeastern Pennsylvania (BCNEPA).  The agreement will generate revenue of $1,000,000 for consulting work and the delivery of the solution to the customer’s first 100,000 users.  BCNEPA will utilize our MobiSecure products, based on our MobiSecure soft token technology, to enable secure access to and management of personal medical records by individuals and health care providers through mobile phones, handheld wireless devices and personal computers.  No revenue has been recorded in 2006 related to this contract, however $900,000 was received prior to year end, and the $900,000 is included in deferred revenues.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and will expire on June 30, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and general corporate purposes.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and general corporate purposes.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

We have incurred operating losses in each of the last ten fiscal years, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, raising gross proceeds of $2.65 million in December 2004, $2.0 million in September 2005 and most recently raising $5 million in June/July 2006.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

In February 2005, the Company completed an asset sale agreement whereby it sold the majority of its subsidiary’s (DSS) current assets, capital assets, current liabilities, and consultant and customer accounts for $250,000.  Diversinet is entitled to a five year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  For the two years ending February 2006 and 2007, the annual fee has been $nil.  With the sale of DSS, we have included the results of DSS as a single line item (‘discontinued operations’) in the Consolidated Statements of Earnings and Deficit on a retroactive basis.

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, our chairman as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants, representing as of December 31, 2006 approximately 24.5% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance-based consulting agreement to provide sales and business development services for the Company.  During 2005 and 2006 the Company completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  After the completion of the financings, Lakefront beneficially owned 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owned 380,000 common shares and 1,400,000 common share purchase warrants.  As a result of the transactions, Lakefront, together with Mr. Wigdale, beneficially owned, as of December 31, 2006, a total of 4,289,462 common shares and 2,066,667 common share purchase warrants, together representing approximately 17.9% of the issued and outstanding common shares of the Company, presuming the exercise of such warrants.

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements as at December 31, 2006.

For the year ended December 31	2006	2005	2004
Revenue	$1,666,965	$1,101,104	$2,602,894
Loss from continuing operations	(3,450,717)	(7,038,636)	(6,975,356)
Loss for the period	(3,450,717)	(7,109,496)	(7,516,842)
Loss per share	(0.12)	(0.35)	(0.62)
Weighted average number of common shares	28,740,174	20,578,427	12,144,565
Dividends declared per share	–	–	–

As at December 31	2006	2005	2004
Cash and short term investments	5,146,315	1,355,562	2,723,498
Total assets	5,830,228	2,013,122	7,307,634
Total long-term liabilities	–	–	–

Operating Results

Year ended December 31, 2006 compared to year ended December 31, 2005

For the years ending December 31, 2006 and 2005, we reported revenue of $1,667,000 and $1,101,000, respectively.  We generated 84% (73% in 2005) of our revenues from the United States, 12% (18% in 2005) from the Asia Pacific region, 2% (9% in 2005) from Canada and 2% (nil in 2005) from other areas during the year ended December 31, 2006.  During 2006, we generated 94% (100% in 2005) from consulting services and 6% (nil in 2005) from licensing.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of sales in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we have invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  We expect to commence recognition of revenue related to this arrangement over the coming quarters as we deliver the MASC license and the associated 100,000 tokens to BCNEPA.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy, and a rebuilding of the sales and marketing strategy of the company.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues.

During 2006, 78% of our revenue came from three customers (67% in 2005 from two different customers).  While we are endeavoring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales were $1,041,000 (gross margin of 38%) for the year ended December 31, 2006 compared to $563,000 (gross margin of 49%) for 2005.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The lower margin for 2006 is the result of lower margins on a significant strategic customer (RSA Security) in 2006.

Research and development expenses were $832,000 for the year ended December 31, 2006 compared to $1,242,000 for 2005.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modifications to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during 2006, product development costs of $730,000 were reallocated from research and development to cost of sales.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.  The increase in development costs of $608,000 (before the SRED credit and cost of sales allocation) over 2005 was largely due to an increase of 31% in the head count (from 16 to 21 people) in this department.

Sales and marketing expenses were $701,000 for the year ended December 31, 2006 compared to $1,290,000 for 2005.  The decrease in costs in this department was due to a 38% reduction in the average head count (from 8 to 5).  Further cost reductions included a decrease in travel costs of $46,000, conferences by $40,000 and memberships by $28,000.  Included in the December 31, 2006 sales and marketing expenses is $33,000 ($nil for 2005) relating to stock-based compensation expenses.

General and administrative expenses were $2,485,000 for the year ended December 31, 2006 compared to $2,301,000 for 2005.  Included in the December 31, 2006 general and administrative expenses is $874,000 ($986,000 for 2005) relating to stock-based compensation expenses.  The Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  Professional fees increased by $76,000 over 2005 due to greater spending in investor and public relations areas.  We have also accrued Canadian $250,000 with regards to litigation costs that we are currently involved in.

Depreciation and amortization expense was $159,000 for the year ended December 31, 2006 compared to $540,000 for 2005.  The reduction in 2006 is primarily due to the sale of the DSS assets in February 2005, which led to reduced depreciation and amortization.  This is consistent with the reduction in net capital assets.

Foreign exchange losses were $18,000 for the year ended December 31, 2006 compared to $11,000 for 2005.  We earned interest and other income of $118,000 during 2006 compared to $32,000 for 2005 through investing our excess cash.

We reported a loss from discontinued operations of $nil for the year ended December 31, 2006 compared to $71,000 for 2005.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss for the year ended December 31, 2006 of $3,451,000 compared to $7,109,000 for 2005.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $906,000 and $986,000 during 2006 and 2005, respectively, and a goodwill and customer asset impairment charge of $nil and $2,225,000 for 2006 and 2005 respectively.

Unaudited quarter ended December 31, 2006 compared to the unaudited quarter ended December 31, 2005

For the quarter ending December 31, 2006, we reported revenue of $286,000 compared to $159,000 for the quarter ended December 31, 2005.  During the quarter, we generated 70% (100% in 2005) from consulting services and 30% (nil in 2005) from licensing.  The higher revenue for the 2006 quarter was due to a large amount received for a license and professional services agreement entered into with a leading global identity authentication and protection company serving several million consumers.  During Q4 2006 we signed an agreement with BCNEPA under which we have invoiced $900,000 (and received $900,000) which invoiced amount is included in ‘deferred revenue’ on the balance sheet.

Cost of sales were $50,000 for the quarter ended December 31, 2006 compared to $13,000 for the same quarter in 2005.  The increase is due to a contract for professional services in which one employee’s wages are charged to cost of sales.  This contract started in November of 2005.

Research and development expenses were $316,000 for the quarter ended December 31, 2006 compared to $310,000 for the same period of 2005.  Sales and marketing expenses were $189,000 for the quarter ended December 31, 2006 compared to $354,000 for the same period of 2005.  The Q4 2005 results include severance costs as we realigned the sales and marketing team.  Throughout the quarter the average number of employees in this department was four less than the prior year.  This resulted in remuneration, travel and human resource cost being reduced by $138,000.  Public and media relations expenses were decreased by $23,000 over Q4 2005.  General and administrative expenses were $797,000 for the quarter ended December 31, 2006 compared to $503,000 for the same period in 2005.  The 2006 quarter includes Canadian $250,000 in litigation costs (2005 - $nil) and $90,000 in stock-based compensation expense, compared to $177,000 for the same period in 2005.

Depreciation and amortization expense was $38,000 for the quarter ended December 31, 2006 compared to $48,000 for the same period of 2005.  The variance is the result of applying our rates to a declining net asset balance.

We reported net income from discontinued operations of $nil for the quarter ended December 31, 2006 compared to net income of $28,000 in the prior year’s comparative period.

We reported a net loss of $1,050,000 for the quarter ended December 31, 2006 and $1,030,000 for the quarter ended December 31, 2005.  The loss per share was $(0.03) for the quarter ended December 31, 2006 compared to $(0.04) for the December quarter of 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

For the year ending December 31, 2005 and 2004, we reported revenue of $1,101,000 and $2,603,000, respectively.  We generated 73% (90% in 2004) of our revenues from the United States, 18% (2% in 2004) from the Asia Pacific region, 9% (4% in 2004) from Canada and nil (4% in 2004) from other areas during the year ended December 31, 2005.  During 2005, we generated 100% (87% in 2004) from consulting services and nil (13% in 2004) from licensing.  The lower revenue for 2005 was due to a reduction in the Caradas revenues of approximately $1.5 million.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues ($355,000 in 2004).  In 2004, we received $195,000 from a license sale of our Connexus Client software.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  This shift resulted in a decrease in our US professional services in the amount of $833,000.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy, and a rebuilding of the sales and marketing strategy of the company.

During 2005, 67% (64% in 2004) of our revenue came from two customers.  While we are endeavoring to increase our customer base,  the market that we operate in is still in an evolving stage and our revenue is still small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales were $563,000 (gross margin of 49%) for the year ended December 31, 2005 compared to $1,427,000 (gross margin of 45%) for 2004.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The increase in the gross margins for 2005 are due in part to a $200,000 higher margin test lab project.

Research and development expenses were $1,242,000 for the year ended December 31, 2005 compared to $1,154,000 for 2004.  During 2004 we received $141,000 relating to investment tax credits for R&D work done in 2003 and the two month stub period in 2002.

Sales and marketing expenses were $1,290,000 for the year ended December 31, 2005 compared to $1,195,000 for 2004.  The increase in sales and marketing is largely due to the implementation of the new strategy of focusing on the evolving protection and trust needs of mobile users started in January 2005.

General and administrative expenses were $2,301,000 for the year ended December 31, 2005 compared to $2,369,000 for 2004.  Included in the December 31, 2005 general and administrative expenses is $986,000 ($761,000 for 2004) relating to stock-based compensation expenses.  Remuneration and travel increased $146,000 over 2004 as a result of the addition to our executive team of a President offset by the reduction of an employee at head office.  Professional fees decreased by $353,000 over 2004 due to non-recurring legal settlements and consulting services which were not incurred in 2005.  Two large accounts were written off in 2004 resulting in bad debt charges of $85,000 (2005 - $nil).  Rent expense increased to $158,000 ($119,000 for 2004) relating to our head office in Toronto, Canada.

Depreciation and amortization expense was $540,000 for the year ended December 31, 2005 compared to $920,000 for 2004.  During the fourth quarter of 2004 we increased our depreciation charge by $145,000 for our joint venture assets in recognition that we were in the process of winding up the joint venture.  With the sale of the DSS assets in February 2005, we expected to see reduced depreciation and amortization.  These figures also include amortization of purchased technology and customer assets acquired on September 1, 2003 in the amount of $126,000 ($189,000 for 2004) and $221,000 ($331,000 for 2004), respectively.

During the third quarter of 2005, we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  Therefore, with there being no continuing customers from the September 2003 Caradas purchase and with our new strategy focused on the evolving protection and trust needs of mobile users, we determined that net customer assets were impaired under the fair value based methodology as prescribed under GAAP.  We have recorded a customer asset impairment charge of $331,000 (nil- 2004).  In consideration of the adverse change noted above, we completed our goodwill impairment testing during the third quarter of 2005.  As part of the purchase price calculation, which affects goodwill, the original value attributed to common shares provided in the Caradas acquisition was $3.45 per common share.  As the result of the above the fair value of our goodwill exceeded its carrying value which results in a $1,895,000 impairment charge in 2005.  As Caradas has been unable to attract significant new customers in order to generate positive cash flows, we determined that the fair value of our goodwill exceeded its carrying value by $1,895,000 as at September 30, 2005 ($2,500,000 for 2004).

Foreign exchange losses were $11,000 for the year ended December 31, 2005 compared to $28,000 for 2004.  We earned interest and other income of $32,000 during 2005 compared to $16,000 for 2004 through investing our excess cash.

We reported a loss from discontinued operations of $71,000 for the year ended December 31, 2005 compared to $541,000 for 2004.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, and consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss for the year ended December 31, 2005 of $7,109,000 compared to $7,517,000 for 2004.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $986,000 and $761,000 during 2005 and 2004 respectively and a goodwill and customer asset impairment charge of $2,225,000 and $2,500,000 for 2005 and 2004 respectively.

Liquidity and Capital Resources

Year ended December 31, 2006 compared to year ended December 31, 2005

Cash and cash equivalents at December 31, 2006 were $5,146,000 compared with $1,356,000 at December 31, 2005.  The net change in cash and cash equivalents and short term investments for 2006 was $3,791,000 compared to $(1,368,000) for 2005.  The fiscal 2006 increase was largely due to the June and July private placements in which gross proceeds of $5,008,000 were raised.  This was offset by operating activities which used cash in an amount of $1,210,000 which includes the receipt from BCNEPA of $900,000 included as part of the deferred revenues.  The fiscal 2005 decrease is mainly due to continuing operations which used cash in an amount of $3,291,000, offset by financing completed during 2005 for gross proceeds of $2,000,000.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and will expire on June 30, 2008.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  Each warrant entitles the holder to acquire one common share at a price of $0.40 per common share for a period of three years starting September 26, 2005.  During 2005 the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

As of December 31, 2006, we had commitments under non-cancellable operating leases for our facilities and equipment through 2012 in amounts of $1,098,000.

We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short term investments, created by our past financings.  We have not used derivative financial instruments in our short term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2006 of $5,146,000 is sufficient to meet our short-term working capital requirements for the next twelve months.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2006:

	Revenue for the period	Loss from continuing operations	Loss (income) from discontinued operations	Loss for the period	Loss per share from continuing operations	Loss per share
	($000’s)	($000’s)	($000’s)	($000’s)	($)	($)
December 31, 2006	285	1,050	-	1,050	0.03	0.03
September 30, 2006	432	932	-	932	0.03	0.03
June 30, 2006	477	747	-	747	0.03	0.03
March 31, 2006	473	722	-	722	0.03	0.03
December 31, 2005	159	1,057	(28)	1,029	0.03	0.03
September 30, 2005	258	3,371	(48)	3,323	0.17	0.17
June 30, 2005	330	1,453	5	1,458	0.08	0.08
March 31, 2005	354	1,158	142	1,299	0.06	0.07

The September 30, 2005 quarterly loss is higher than previous quarters largely due to the inclusion of a goodwill impairment change of $1,895,000 and a customer asset impairment charge of $331,000.

Quarter ended December 31, 2006 compared to quarter ended December 31, 2005

The net change in cash and cash equivalents and short term investments for the fourth quarter of 2006 was $356,000 compared to $(1,214,000) for the fourth quarter of 2005.  The Q4 2006 increase is largely due cash receipts of $900,000 received under the BCNEPA agreement.  This amount is recorded in deferred revenue and will be recognized as revenue in future periods.  The Q4 2005 decrease is mainly due to the continuing operating activities which used cash in an amount of $1,191,000.

Year ended December 31, 2005 compared to year ended December 31, 2004

Cash and cash equivalents at December 31, 2005 were $1,356,000 compared with $723,000 at December 31, 2004.  Short term investments, being corporate debt securities with a term of less than 90 days that could be converted into cash, at December 31, 2005 were nil compared to $2,000,000 at December 31, 2004.  The net change in cash and cash equivalents and short term investments for 2005 was ($1,368,000) compared to $932,000 for 2004.  The fiscal 2005 decrease is mainly due to operating activities which used cash in an amount of $3,291,000 (compared to 2004 when operating activities used cash in the amount of $3,637,000), offset by financing completed in 2005 for gross proceeds of $2,000,000 (in 2004 we completed two financings for gross proceeds of $2,000,000 in January 2004 and gross proceeds of $2,650,000 in December 2004).

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  Each warrant entitles the holder to acquire one common share at a price of $0.40 per common share for a period of three years starting September 26, 2005.  During 2005 the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

On January 20, 2004, we completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  The two later vestings will become immediate if any of a number of significant internal changes occurs.  During December 2004, we repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 as part of a revised agreement for 2005 services.

On December 20, 2004, we completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years starting December 20, 2004.

As of December 31, 2005, we had commitments under non-cancellable operating leases for our facilities and equipment through 2006 in amounts of $380,000 for fiscal 2006.

Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective.  There were no changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,098,000. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,097,764	214,570	410,734	404,966	67,494
Total	$1,097,764	$214,570	$410,734	$404,966	$67,494

Transactions with Related Parties

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants, representing approximately 24.5% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company, during 2006 he received $10,000 relating to this agreement.  As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  Mr. Wigdale, one of our directors, controls Lakefront Partners, LLC.  As at December 31, 2006, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 380,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 17.9% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

A former member of our Board of Directors, received consideration (while a Director) relating to services performed during the 2006 year of 100,000 share purchase warrants (exercisable at $0.63 per common share) valued at $4,717 relating to consulting services performed for the company.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the year ended December 31, 2006, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our consolidated financial statements.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the Company are based upon assumptions that include, amongst others, a revenue stream from our wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the Company to continue in the normal course of operations.  In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2006.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter-to-quarter and year-to-year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions, security solution providers and health care providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  For the year ending December 31, 2006, one customer accounted for 56%, and two customers accounted for 11% of our total sales.  As at December 31, 2006, three customers accounted for 33%, 16%, and 15% of our total accounts receivable.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2006 and 2005, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in June and July 2006, we have a portion of our cash resources in U.S. dollars and in Canadian dollars.  During fiscal 2005 and 2006 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During 2005, one of our wholly owned subsidiaries settled an outstanding suit from October 2002 for $7,500.  The plaintiff was seeking to receive $328,000, alleging the subsidiary received preferential payments.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs. Management believes that a loss arising from this matter is probable and that the amount can be reasonably estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter is assessed and the estimates will be revised accordingly.  Based on the currently available information, management believes that the ultimate outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations.

(a)

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Nagy Moustafa	/s/ David Hackett
Nagy Moustafa, Chief Executive Officer February 22, 2007	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three year period ended December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 13 to the consolidated financial statements.

/s/KPMG

Chartered Accountants, Toronto, Canada, February 22, 2007

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2006	2005
Assets
Current assets:
Cash and cash equivalents	$ 5,146,315	$ 1,355,562
Accounts receivable	154,109	67,305
Prepaid expenses	141,081	117,245
Total current assets	5,441,505	1,540,112

Capital assets, net (note 3)	388,723	473,010
Total assets	$ 5,830,228	$ 2,013,122

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 172,291	$ 153,100
Accrued liabilities (note 4)	633,661	226,679
Deferred revenue	938,550	79,000
Total current liabilities	1,744,502	458,779

Shareholders’ equity:
Share capital (note 5):
Authorized:
Unlimited common shares
Issued and outstanding:
33,413,005 (24,316,691 – 2005)
common shares	58,414,036	54,347,652
Contributed surplus	3,646,283	2,521,422
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants (note 5)	3,291,832	2,500,977
Deficit	(59,745,704)	(56,294,987)
Total shareholders’ equity	4,085,726	1,554,343

Commitments and contingencies (note 9)

Total liabilities and shareholders’ equity	$ 5,830,228	$ 2,013,122

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Nagy Moustafa

Albert Wahbe, Chairman

Nagy Moustafa, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings and Deficit

(In United States dollars)

Year ended December 31	2006	2005	2004
Revenue	$ 1,666,965	$ 1,101,104	$ 2,602,894
Cost of sales	1,041,096	562,987	1,426,922
Gross margin	625,869	538,117	1,175,972

Expenses:
Research and development	831,925	1,241,599	1,153,758
Sales and marketing	700,870	1,289,940	1,195,434
General and administrative	2,484,556	2,301,032	2,369,025
Depreciation and amortization	159,048	539,770	920,323
Goodwill impairment charge (note 1b)	-	1,894,690	2,500,000
Customer asset impairment charge	-	330,768	–
	4,176,399	7,597,799	8,138,540

Loss before the following	(3,550,530)	(7,059,682)	(6,962,568)

Foreign exchange loss	18,291	10,586	28,386
Interest income and other income	(118,104)	(31,632)	(15,598)

Loss from continuing operations	(3,450,717)	(7,038,636)	(6,975,356)
Loss from discontinued operations (note 2)	-	(70,860)	(541,486)

Loss for the year	(3,450,717)	(7,109,496)	(7,516,842)

Deficit, beginning of year	(56,294,987)	(49,185,491)	(41,668,649)
Deficit, end of year	$(59,745,704)	$(56,294,987)	$(49,185,491)

Basic and diluted loss per share from
continuing operations	$ (0.12)	$ (0.34)	$ (0.57)
Basic and diluted loss per share	$ (0.12)	$ (0.35)	$ (0.62)

Weighted average number of common shares	28,740,174	20,578,427	12,144,565

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2006	2005	2004

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (3,450,717)	$ (7,038,636)	$ (6,975,356)
Items not involving cash:
Depreciation and amortization	159,048	539,770	920,323
Goodwill impairment charge (note 1b)	–	1,894,690	2,500,000
Customer asset impairment charge	–	330,768	–
Stock-based compensation expense	906,444	986,257	760,916
Change in non-cash operating working capital:
Accounts receivable	(86,804)	258,634	39,392
Prepaid expenses	(23,836)	70,408	184,554
Accounts payable	19,191	6,016	(182,896)
Accrued liabilities	406,982	(252,102)	(571,658)
Deferred revenue	859,550	(86,343)	(312,106)
Cash used in continuing operations	(1,210,142)	(3,290,538)	(3,636,831)
Cash provided by discontinued operations	–	(92,042)	94,858
Cash used in operations	(1,210,142)	(3,382,580)	(3,541,973)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	5,075,656	1,842,183	4,565,503
Notes payable	–	(4,611)	(17,456)
Proceeds from sale of discontinued operations	–	250,000	–
Repayment of promissory notes payable	–	–	(50,000)
Cash provided by financing activities	5,075,656	2,087,572	4,498,047

Investing activities:
Proceeds of disposition of short-term investments	–	2,000,000	(756,040)
Capital assets additions	(74,761)	(72,928)	(24,070)
Cash provided by (used in) investing activities	(74,761)	1,927,072	(780,110)

Increase in cash and cash equivalents	3,790,753	632,064	175,964

Cash and cash equivalents, beginning of year	1,355,562	723,498	547,534

Cash and cash equivalents, end of year	$ 5,146,315	$ 1,355,562	$ 723,498

Supplementary non-cash financing and
investing activities:
Issuance of shares in settlement of debt	–	–	400,000

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2006, 2005, and 2004

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 13, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

(a)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Goodwill and customer assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

During the third quarter of 2005, a customer contract related to the Company’s Caradas reporting unit expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS Technologies (DSS) indicated that the fair value of goodwill was nil and accordingly recorded an impairment charge of $392,242, which is included in discontinued operations (note 2).  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.

During fiscal 2004, Caradas was unable to attract significant new customers in order to generate expected cash flows, and DSS lost key management which resulted in the loss of several customers over the course of the year.  The Company completed a goodwill impairment test as at December 31, 2004 and determined that goodwill of $2,500,000 relating to Caradas and $525,000 relating to DSS was impaired under the fair value methodology as prescribed under GAAP.  Goodwill impairment charges for DSS have been included in the results from discontinued operations for all periods presented.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 are as follows:

Balance December 31, 2003	$ 5,311,932
Goodwill impairment charge	(3,025,000)
Balance December 31, 2004	2,286,932
Goodwill impairment charges	(2,286,932)
Balance December 31, 2005 and 2006	$ –

(c)

Impairment or disposal of long-lived assets:

The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(d)

Revenue recognition:

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectibility is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above has been met.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

In determining whether the services are essential to the functionality of its software, the Company applies the criteria in SOP 97-2.  When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the percentage of completion method using the input method based on the ratio of direct labour hours incurred to date to total projected labour hours.  When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

The Company provides upgrade rights only as part of Post-contract Customer Support (“PCS” or “maintenance”) arrangements.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software.  The Company does not enter into arrangements that provide for “specified” upgrade rights.  “Unspecified” updates and upgrades are included in maintenance revenue.  Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(e)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(f)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2006, the Company reduced research and development expenses by $288,000 (2005 - $nil, 2004 - $135,000) for refunds received during the year in relation to the 2003, 2004 and 2005 fiscal year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(g)

Research and development costs:

Research costs are expensed as incurred.  Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.  Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years.  The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

(h)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over its estimated useful life.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(i)

Customer assets:

Customer relationships acquired through business combinations are amortized over their estimated useful life. Acquired customer contract assets are amortized over the related contract terms as services are performed.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(j)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the loss for the period.

(k)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(l)

Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(m)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(n)

Stock-based compensation:

The Company estimates the fair value of stock-based compensation granted to employees since November 1, 2002 and expenses the fair value over the estimated vesting period of the stock options.

(o)

Use of estimates:

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Actual results could differ from those estimates.

1.

Acquisitions and discontinued operations:

In February 2005, the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of operations and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of operations and deficit for all periods presented.

For the year ended December 31:	2006	2005	2004
Income Statement	$	$	$
Revenue	–	453,361	4,441,994
Expenses	–	820,772	4,983,480
Income (loss) from discontinued operations	–	(367,411)	(541,486)
Gain on disposition of discontinued operations	–	296,551	–
Loss from discontinued operations	–	(70,860)	(541,486)
Loss per share from discontinued operations	–	0.00	(0.04)

Expenses in the loss on disposition of discontinued operations includes the elimination of the related goodwill of $nil (2005 - $392,242, 2004 – $525,000).

During the third quarter of 2004, the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the cancellation of a promissory note payable by the Company of $150,000, which was recorded as a reduction of discontinued expenses in the table above.  Additional future cash consideration of $800,000 receivable based on achievement of certain financial targets was also eliminated.

2.

Capital assets:

December 31, 2006	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,236,368	$ 1,017,847	$ 218,521
Computer software	513,518	447,595	65,923
Furniture and fixtures	280,867	200,971	79,896
Leasehold improvements	26,821	2,438	24,383
	$ 2,057,574	$ 1,668,851	$ 388,723

December 31, 2005	Cost tst t	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,214,614	$ 928,857	$ 285,757
Computer software	506,783	420,786	85,997
Furniture and fixtures	269,717	182,390	87,327
Leasehold improvements	158,713	144,784	13,929
	$ 2,149,827	$ 1,676,817	$ 473,010

3.

Accrued liabilities:

	2006	2005
Compensation	$ 252,928	$ 42,256
Professional fees	335,731	101,973
Miscellaneous	45,002	82,450
	$ 633,661	$ 226,679

4.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2003	1,020,404	$ 1,331,652	11,043,027	$ 49,191,482
Stock options exercised (a)	–	–	189,914	358,458
Private Placement (b)	1,100,000	1,593,710	1,000,000	364,571
Private Placement (c)	300,000	97,140	6,925,000	2,530,624
Acquisition of Caradas (d)	(100,000)	(335,300)	–	–
Professional services (e)	288,000	183,366	–	–
Warrants cancelled and expired (h)	(40,000)	(39,639)	–	–
Balance December 31, 2004	2,568,404	2,830,929	19,157,941	52,445,135
Private Placement (f)	71,250	25,066	5,000,000	1,800,117
Acquisition of Caradas (d)	(100,000)	(335,300)	–	–
Professional services (g)	375,000	72,353	–	–
Warrants cancelled and expired (h)	(701,404)	(92,071)	–	–
Board compensation (l)			130,000	85,400
Stock options exercised (a)	–	–	28,750	17,000
Balance December 31, 2005	2,213,250	2,500,977	24,316,691	54,347,652
Private Placement (i)	6,680,001	1,139,741	6,680,001	2,848,259
Private Placement (j)	1,634,617	266,616	1,634,617	722,670
Professional services (k)	113,179	25,254	95,179	61,457
Board compensation (l)			300,000	186,000
Warrants cancelled and expired (h)	(597,000)	(640,756)	–	–
Employee bonus (m)			159,642	84,543
Stock options and warrants exercised (a)	–	–	226,875	163,455
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

During 2004, 2005, and 2006 the Company granted options to certain employees, officers and directors under a share option plan (note 10), enabling them to purchase common shares of the Company.

(b)

On January 20, 2004, the Company completed a private placement of 1,000,000 common shares and 1,100,000 common share purchase warrants for gross proceeds of $2,000,000.  All the warrants expire on January 15, 2007 with 500,000 vesting immediately and exercisable at $2.00 per share, 350,000 vesting on January 15, 2005 and exercisable at a price of $2.05 and the remaining 250,000 warrants vesting on July 15, 2004 and exercisable at a price of $2.05 per share.  During December 2004, the Company repriced the 350,000 warrants vesting on January 15, 2005 to $0.60 in connection with the financing in (c) below.

(c)

On December 20, 2004, the Company completed a private placement of 6,925,000 common shares and 300,000 common share purchase warrants for gross proceeds of $2,650,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years starting December 20, 2004.

(d)

On September 1, 2003, Diversinet acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  During 2004, 100,000 share purchase warrants were cancelled and the remaining warrants were repriced to $0.40.  During 2005, the remaining 100,000 share purchase warrants were cancelled and the value transferred to contributed surplus.

(e)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2004:

	Compensation options and warrants
	Number	Amount
Advisory board consulting services (i)	25,000	$ 45,930
Consulting services (ii)	72,000	100,574
Consulting services (iii)	15,000	5,464
Consulting services (iv)	18,000	22,360
Consulting services (v)	38,000	3,027
Consulting services (vi)	100,000	4,810
Consulting services (vii)	20,000	1,201
	288,000	$ 183,366

(i)

On January 16, 2004, the Company entered into an agreement for advisory board consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a three-year warrant terminating on January 30, 2006 to purchase up to 25,000 of our common shares at $2.50 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(ii)

On January 31, 2004, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on January 30, 2006 to purchase up to 72,000 of our common shares at $2.50 per share in regards to partial compensation payable by us for these services.  These warrants expired unexercised.

(iii)

On April 11, 2004 the Company amended an agreement for consulting services dated August 20, 2003.  As additional consideration for the services to be rendered in accordance with the agreement, Diversinet issued a five-year warrant terminating on April 11, 2009 to purchase up to 15,000 of our common shares at $1.90 per share in regards to the compensation payable by us for these services.

(iv)

On May 1, 2004 the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a two-year warrant terminating on May 17, 2006 to purchase up to 18,000 of our common shares at $1.65 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(v)

On September 20, 2004, the Company entered into an agreement for corporate marketing. In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 38,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(vi)

On September 20, 2004, the Company entered into an agreement for sales strategy consulting.  In consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on December 31, 2005 to purchase up to 100,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services.  These warrants expired unexercised.

(vii)

On September 22, 2004, the Company entered into an agreement for internal legal services.  In part consideration for the services to be rendered in accordance with the agreement, Diversinet issued a share purchase warrant terminating on January 31, 2006 to purchase up to 20,000 of our common shares at $0.50 per share in regards to the compensation payable by us for these services. These warrants expired unexercised.

(a)

On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years starting September 26, 2005.

(b)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2005:

	Compensation options and warrants
	Number	Amount
Advisory board consulting services (i)	125,000	$ 32,119
Consulting services (ii)	30,000	7,023
Consulting services (iii)	15,000	3,959
Consulting services (iv)	30,000	17,946
Consulting services (v)	50,000	2,528
Consulting services (vi)	25,000	4,061
Consulting services (vii)	100,000	4,717
	375,000	$ 72,353

(i)

On April 1, 2005, the Company issued common share purchase warrants to each of the members of our advisory board.  These warrants vest at a rate of 8.3% per month over a one-year period and expire on December 31, 2006.  Each holder of these warrants is entitled to purchase common shares at $0.66 per share.  During 2006, 25,000 warrants were exercised and the remainder expired unexercised.

(ii)

On March 15, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from November 20, 2005 to March 20, 2006 to purchase up to 30,000 of our common shares at $0.80 per share. These warrants expired unexercised.

(iii)

On July 21, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from April 20, 2006 to July 20, 2006 to purchase up to 15,000 of our common shares at $0.62 per share. These warrants expired unexercised.

(iv)

On July 21, 2005, the Company entered into a consulting agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from February 28, 2008 to May 31, 2008 to purchase up to 30,000 of our common shares at $0.71 per share.

(v)

On September 8, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from September 7, 2006 to September 7, 2008 to purchase up to 50,000 of our common shares at $0.40 per share.

(vi)

On September 15, 2005, the Company entered into an agreement for professional services of a technical consultant.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from May 15, 2006 to September 15, 2006 to purchase up to 25,000 of our common shares at $0.40 per share.  These warrants expired unexercised.

(vii)

On July 30, 2005 the Company entered into an agreement for professional services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from July 30, 2005 to July 30, 2006 to purchase up to 100,000 of our common shares at $0.63 per share.  These warrants expired unexercised.

(a)

Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(b)

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share, one-half common share purchase warrant at $0.75 and one-half common share purchase warrant at $0.90.  Each whole warrant will be exercisable to purchase one common share and will expire on June 30, 2008.  The Company allocated $1,139,741 of the net proceeds to the warrants and $2,868,000 less costs of 19,741 to share capital based on their estimated relative fair value.

(c)

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.  The Company allocated $266,616 of the net proceeds to the warrants and $754,000, less costs of $31,330, to share capital based on their estimated relative fair value.

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2006:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	95,179	$ 20,873	95,179	$ 61,457
Consulting services (ii)	18,000	4,381	–	–
	113,179	$ 25,254	95,179	$ 61,457

(i)

On January 1, 2006, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 30,000 are exercisable at $1.00 and vested on March 30, 2006, 25,000 are exercisable at $1.20 and vested on June 30, 2006, 21,429 are exercisable at $1.40 and vested on September 30, 2006 and the remaining 18,750 are exercisable at $1.60 and vested on December 31, 2006.  These common share purchase warrants expire on December 31, 2007.

(ii)

On September 6, 2006, the Company entered into an agreement for marketing consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 25,000 common shares at $0.56 was issued with equal vesting on each of October 6, November 6 and December 6, 2006.  During 2006, 7,000 warrants were exercised.  These warrants expire on September 6, 2007.

(a)

On May 12, 2005 and on July 31, 2006, the Company issued common shares to each non-management board member in lieu of cash compensation.

(b)

During 2006 common shares were issued to some employees in lieu of cash bonuses.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 2,174,349 at December 31, 2006, 2,409,873 at December 31, 2005 and 1,178,486 at December 31, 2004.  Anti-dilutive warrants amounted to 10,044,047 at December 31, 2006, 2,213,250 at December 31, 2005 and 2,568,404 at December 31, 2004 respectively.

2.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	2006	2005
Future tax assets:
Operating loss carryforwards	$10,429,483	$11,577,330
Capital loss carryforwards	747,058	818,264
Share issue costs	118,643	155,117
Research and development costs	3,382,463	3,612,437
Capital assets, accounting basis less than tax basis	5,886,872	6,384,259
	20,564,518	22,547,407
Valuation allowance	(20,564,518)	(22,547,407)
Net future tax assets	$ –	$ –

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2006, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $28,292,000.  These losses expire in the following fiscal years:

2007	12,084,000
2008	3,620,000
2009	411,000
2010	4,401,000
2014	2,708,000
2015	3,460,000
2026	1,608,000
$ 28,292,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to  $2,803,000, expiring between 2018 and 2026.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2006, 100% (2005 - 100%, 2004 - 75%) of the capital assets were located in Canada and nil% (2005 - nil%, 2004 - 25%) were located in the United States.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2006 are as follows:

		Sales		Accounts Receivable
	2006	2005	2004	2006	2005
Customer 1	56%	0%	0%	–	–
Customer 2	11%	0%	0%	$50,000	–
Customer 3	11%	18%	0%	–	–
Customer 4	0%	29%	18%	–	–
Customer 5	0%	38%	46%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2006 are as follows:

	2006	2005	2004
Sales:
United States	$ 1,396,543	$ 801,700	$ 2,334,510
Canada	33,872	99,680	116,526
Asia	203,550	199,724	41,858
Other	33,000	–	110,000
	$ 1,666,965	$ 1,101,104	$ 2,602,894

During each of the years in the three-year period ended December 31, 2006 revenue is attributable to products as follows:

	2006	2005	2004
Sales:
Consulting services	$ 1,576,965	$ 1,101,104	$ 2,274,007
Licensing	90,000	–	328,887
	$ 1,666,965	$ 1,101,104	$ 2,602,894

4.

Commitments and contingencies:

(a)

Litigation:

Management is of the opinion that the claims listed below are without merit and will not materially impact the Company.  As a result, no provision for loss has been made in these consolidated financial statements.

(i)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  Management believes that a loss arising from this matter is probable and that the amount can reasonably be estimated.  The Company has recorded an amount for the liability based on its current estimate of the settlement amount.  As additional information becomes available, any potential liability related to this matter will be assessed and the estimates revised accordingly.  Based on the currently available information, management believes that the ultimate outcome of this matter will not have a material adverse effect on our financial position or overall trends in results of operations.

(ii)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2007	214,570
2008	208,251
2009	202,483
2010	202,483
2011	202,483
2012	67,494
$ 1,097,764

Rental expense was $155,000 for the year ended December 31, 2006 (2005 - $158,000, 2004 - $153,000).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 3,705,127 common shares (being 4,148,538 options reserved for issuance less 443,411 exercised to date).  During 2005, the Company reduced the stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate Directors with stock grants or cash and option grants.  This has increased compensation expense.  As at December 31, 2006, the number of common shares reserved for future issues of stock options amounts to 1,530,778.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 4% (2005 – 3%, 2004 – 3%), estimated life of five years, expected dividend yield of 0% and average volatility of 120% (2005 – 150%, 2004 – 150%).

The following table summarizes information about stock options outstanding at December 31, 2006:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.37 – $0.60	1,582,414	3.27	$ 0.40	1,221,348	$ 0.40
$0.62 – $1.50	180,297	0.87	0.31	151,050	0.25
$1.51 – $6.10	411,638	1.66	2.52	411,638	2.52
	2,174,349	2.86	$ 0.83	1,784,036	$ 0.91

Changes for the employee stock option plan during the year ended December 31, 2006 were as follows:

	Year ended 2006		Year ended 2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	2,409,873	$ 0.98	1,178,486	$ 2.37
Options granted	740,661	0.43	1,647,500	0.41
Options exercised	(194,875)	0.40	(28,750)	0.59
Options cancelled	(781,310)	1.03	(387,363)	2.80
Options outstanding, end of year	2,174,349	0.83	2,409,873	0.98
Options exercisable, end of year	1,784,036	0.91	1,383,591	1.24
Weighted average fair value of options granted during the year		$ 0.39		$ 0.63

6.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2006 and 2005.

(b)

Fair values:

The fair values of the Company’s financial instruments approximate their carrying amounts due to their short-term nature.

(c)

Credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable.  Cash equivalents and short-term investments are maintained at high-quality financial institutions.

The Company generally does not require collateral for sales on credit.  The Company closely monitors extensions of credit.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

Valuation Accounts and Reserves:

	2006	2005	2004
Allowance for Doubtful Accounts
Opening balance	$ -	$ 218,500	$ 132,500
Write offs	-	(218,500)	-
Additions	20,000	-	86,000
Closing balance	$ 20,000	$ -	$ 218,500

Additions to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative expenses.

7.

Related party transactions:

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, one of our directors as of July 2006, owns 4,700,000 common shares and 4,600,000 common share purchase warrants, representing approximately 24% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.  Mr. Wahbe also entered into a performance based consulting agreement to provide sales and business development services for the Company, during 2006 he received $10,000 relating to this agreement.

As part of the June 2006 private placement, Lakefront Partners, LLC acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  These units were acquired at the same price and terms as unrelated investors.  Mr. Wigdale, one of our directors, controls Lakefront Partners, LLC.  As at December 31, 2006, Lakefront beneficially owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 380,000 common shares and 1,400,000 common share purchase warrants, together representing approximately 18% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants.

A former member of our Board of Directors received consideration (while a Director) relating to services performed during the 2006 year of 100,000 share purchase warrants (exercisable at $0.63 per common share) valued at $4,717 relating to consulting services performed for the company.

Diversinet’s CEO is a member of the board of directors of the purchaser of the DSS asset agreement.

8.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2006	2005	2004
Share capital:
Canadian GAAP	$58,414,036	$54,347,652	$52,445,135
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
U.S. GAAP	$88,503,090	$84,436,706	$82,534,189
Deficit and comprehensive loss:
Canadian GAAP	$(59,745,704)	$(56,294,987)	$(49,185,491)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (b)(i)	(991,696)	(991,696)	(991,696)
Compensation expense (b)(ii)	1,016,799	1,016,799	577,549
U.S. GAAP	$(89,809,655)	$(86,358,938)	$(79,688,692)
Consolidated statements of loss:
Loss under Canadian GAAP	$(3,450,717)	$(7,109,496)	$ (7,516,842)
Compensation expense (b)(ii)	-	439,250	577,549
Loss under U.S. GAAP	$(3,450,717)	$(6,670,246)	$ (6,939,293)
Basic and diluted loss per share under U.S. GAAP	$(0.12)	$(0.32)	$(0.57)
Comprehensive loss under U.S. GAAP	$(3,450,717)	$(6,670,246)	$ (6,939,293)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under SFAS 123R, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred. SFAS 123R requires the company to estimate forfeitures as part of the initial measure of the grant date fair value of the award.  The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is not material at January 1, 2006.

(c)

Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following note to the consolidated financial statements would need to be added:

Recent accounting pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

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Executive Officers

Albert Wahbe, Chairman & Chief Executive Officer has served as a Director and Chairman since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

David Hackett, Chief Financial Officer and Corporate Secretary

David Hackett joined Diversinet in 2002 having most recently been the Chief Financial Officer and Corporate Secretary of Aucxis Corp.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions, including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career at as a Chartered Accountant at Ernst & Young.

Board of Directors

Albert Wahbe has served as Diversinet’s Chief Executive Officer since April 2007.

Ravi Chiruvolu has served as a director since July 2006.  Mr. Chiruvolu runs Top Shelf Capital, a venture fund focused on increasing shareholder value for small cap public companies.  Prior to this, Mr. Chiruvolu was a managing director at Charter Venture Capital, where he ran a $150m early stage fund.  He holds an MBA from Harvard Business School and a Bachelor of Science and a Master of Science in Engineering from MIT.  Mr. Chiruvolu is a leader in the venture capital industry as well as PIPE investing, and has written numerous articles in the Venture Capital Journal and spoken at several conferences on the topics.

Gregory Milavsky has served as a Director since April 2007.  Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, an Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Managing Director of Canterbury Park Capital.

Philippe Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

James (‘Jay’) Wigdale has served as a Director since January, 2005. Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer. Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America). He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

Diversinet Corp. 2235 Sheppard Avenue East Suite 1700 Toronto, Ontario Canada M2J 5B5 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG, LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: OTC Bulletin Board Symbol: DVNTF

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

June 28, 2007

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario ON Thursday June 28, 2007, AT 3:00 PM

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Albert Wahbe, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Diversinet Corp.  to be held at  235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 28, 2007, at the hour of 3:00 o’clock in the afternoon (Toronto time) and any adjournment thereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular).  Please indicate your voting preference by marking an “X” in the space provided.

		For	Withhold
1.	To elect as Directors, Ravi Chiruvolu; Greg Milavsky; Philippe Tardif; Albert Wahbe; and James Wigdale
		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.

To authorize the Director’s to reserve 1,467,123 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan and certain changes regarding the administration of the Plan relating to the issuance of options under the Plan.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given in respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to reveive the above financial report(s) by mail at www.computershare.com/mailinglist.

Form of Proxy - Annual and Special General Meeting of Shareholders to be held on June 28, 2007

This Form of Proxy is solicited by the Management of the Company.

Notes to Proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.

This proxy should be signed in the exact manner as the name appears on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, Eastern Time, on June 26, 2007.